STATEMENT OF INVESTMENTS
Dreyfus Premier Worldwide Growth Fund, Inc.
January 31, 2008 (Unaudited)

Common Stocks--99.3%	Shares	Value ($)
Consumer Discretionary--22.8%		
Christian Dior	280,000	31,034,923
L'Oreal, ADR	1,275,000	31,275,750
LVMH Moet Hennessy Louis Vuitton	102,175	10,519,427
McDonald's	217,800	11,663,190
McGraw-Hill	285,000	12,186,600
News, Cl. A	696,400	13,161,960
Pearson	300,944	4,165,254
Procter & Gamble	330,000	21,763,500
Walgreen	518,000	18,186,980
		153,957,584
Consumer Staples--22.9%		
Altria Group	552,500	41,890,550
Coca-Cola	403,100	23,851,427
Diageo, ADR	165,000	13,317,150
Groupe Danone, ADR	1,725,000	27,738,000
Nestle, ADR	287,000	32,043,550
PepsiCo	220,675	15,047,828
		153,888,505
Energy--19.0%		
Chevron	310,800	26,262,600
ConocoPhillips	26,000	2,088,320
Exxon Mobil	555,008	47,952,691
Halliburton	50,000	1,658,500
Norsk Hydro, ADR	522,000	6,123,060
StatoilHydro ASA, ADR	450,068	11,823,286
Total, ADR	434,516	31,624,074
		127,532,531
Financial--10.9%		
American Express	40,850	2,014,722
Ameriprise Financial	45,970	2,542,601
Assicurazioni Generali	263,890	11,272,522
Citigroup	325,284	9,179,515
Deutsche Bank	85,300	9,608,192
Eurazeo	66,352	7,049,946
HSBC Holdings, ADR	135,000	10,149,300
JPMorgan Chase & Co.	154,100	7,327,455
UBS	200,000	8,270,460
Zurich Financial Services	20,500	5,837,034
		73,251,747
Health Care--9.3%		
Abbott Laboratories	200,300	11,276,890
Johnson & Johnson	203,525	12,874,992
Novartis, ADR	78,000	3,947,580
Roche Holding, ADR	382,000	34,578,640
		62,678,102
Industrial--5.9%		
ABB, ADR	125,000	3,125,000
Emerson Electric	184,200	9,364,728
General Electric	556,072	19,690,510
United Technologies	100,000	7,341,000
		39,521,238
Information Technology--4.2%		
Intel	810,941	17,191,950

Microsoft	290,000	9,454,000
Texas Instruments	60,000	1,855,800
		28,501,750
Materials--4.3%		
Air Liquide, ADR	948,236	26,218,725
Yara International, ADR	52,400	2,472,232
		28,690,957
Total Common Stocks		
(cost $348,338,399)		**668,022,414**

Other Investment--.5%

Registered Investment Company;		
Dreyfus Institutional Preferred		
Plus Money Market Fund		
(cost $3,211,000)	3,211,000 a	**3,211,000**
Total Investments (cost $351,549,399)	**99.8%**	**671,233,414**
Cash and Receivables (Net)	**.2%**	**1,543,157**
Net Assets	**100.0%**	**672,776,571**

ADR - American Depository Receipts

a   Investment in affiliated money market mutual fund.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual

and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.